Preferred Advantage Variable Annuity a deferred combination variable and fixed annuity issued by
Venerable Insurance and Annuity Company and
Separate Account B of Venerable Insurance and Annuity Company

Supplement Dated December 2, 2025

This supplement updates and amends certain information contained in your most recent annuity contract prospectus and the Notice dated May 1, 2025. Please read it carefully and keep it with your contract prospectus for future reference.

NOTICE OF AND IMPORTANT INFORMATION ABOUT THE Macquarie Series Funds

On November 3, 2025, the date of the closing of the purchase of Macquarie Group Limited, the parent company of Delaware Management Company, a series of Macquarie Investment Management Business Trust, and certain of its affiliates by Nomura Holding America Inc., “Nomura” replaced “Macquarie” in the names of each of the following funds:
Old Fund Name	New Fund Name
Macquarie VIP Asset Strategy Series	Nomura VIP Asset Strategy Series
Macquarie VIP Balanced Series	Nomura VIP Balanced Series
Macquarie VIP Energy Series	Nomura VIP Energy Series
Macquarie VIP High Income Series	Nomura VIP High Income Series
Macquarie VIP International Core Equity Series	Nomura VIP International Core Equity Series
Macquarie VIP Mid Cap Growth Series	Nomura VIP Mid Cap Growth Series
Macquarie VIP Science and Technology Series	Nomura VIP Science and Technology Series
Macquarie VIP Small Cap Growth Series	Nomura VIP Small Cap Growth Series
Macquarie VIP Smid Cap Core Series	Nomura VIP Smid Cap Core Series

Consequently, all references in your latest contract prospectus and Notice to “Macquarie” in the name of each above-referenced fund is hereby deleted and replaced with “Nomura”.

Coincident with the closing of the above-referenced purchase, the Investment Adviser for each of the above-referenced funds was retained but certain Subadvisers were removed or changed. Consequently, the information about the Investment Adviser and Subadviser, as applicable, for each fund in your most recent annuity contract prospectus and the Notice dated May 1, 2025, is hereby updated as follows:

Fund Name Investment Adviser/Subadviser
Nomura VIP Asset Strategy Series Investment Adviser: Delaware Management Company Subadviser: Macquarie Investment Management Global Limited
Nomura VIP Balanced Series Investment Adviser: Delaware Management Company Subadviser: Macquarie Investment Management Global Limited

Fund Name Investment Adviser/Subadviser
Nomura VIP Energy Series Investment Adviser: Delaware Management Company Subadviser: Van Eck Associates Corporation
Nomura VIP High Income Series Investment Adviser: Delaware Management Company
Nomura VIP International Core Equity Series Investment Adviser: Delaware Management Company
Nomura VIP Mid Cap Growth Series Investment Adviser: Delaware Management Company
Nomura VIP Science and Technology Series Investment Adviser: Delaware Management Company
Nomura VIP Small Cap Growth Series Investment Adviser: Delaware Management Company
Nomura VIP Smid Cap Core Series Investment Adviser: Delaware Management Company

MORE INFORMATION IS AVAILABLE

More information about the funds available through your contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may view these documents online at https://docs.venerable.com or get copies by contacting:

Customer Service
P.O. Box 9271
Des Moines, Iowa 50306-9271
(800) 366-0066

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund’s summary prospectus.